Lufthansa

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR, nr
12 September 2005

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Ulrike Schlosser

Enclosures

dlw 9/20

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

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News/Up to date News

2 September 2005

Lufthansa

Squeeze-out procedure with cash compensation initiated for remaining publicly held SWISS shares

Process expected to be completed by the end of 2005

The Swiss company AirTrust AG has initiated a squeeze-out procedure with respect to the remaining publicly held SWISS shares. Following completion of the squeeze-out procedure, the SWISS shareholders affected by the squeeze-out will receive the same compensation for their shares as those shareholders who tendered their shares to AirTrust AG during the offer period. SWISS expects the squeeze-out process to be completed by the end of this year.
The Civil Court of Basel-Stadt announced today in the Swiss Official Gazette of Commerce that AirTrust AG has initiated a squeeze-out procedure with respect to the remaining publicly held SWISS shares and on all other outstanding rights to acquire SWISS shares. SWISS has requested the court to approve the squeeze-out action of AirTrust AG.
Following completion of the squeeze-out procedure, the SWISS shareholders affected by the squeeze-out will receive the same compensation for their shares as those shareholders who tendered their shares to AirTrust AG during the offer period. SWISS shareholders who have deposited their shares with a bank will automatically receive a credit of CHF 8.96 per share automatically following completion of the squeeze-out procedure. SWISS shareholders who keep their shares at home will be required to contact the SWISS Share Register to receive such compensation.

For further questions please contact:

Deutsche Lufthansa AG
Corporate Communications
Phone + 49 69 696 – 51014
Fax + 49 69 696 – 95428
http://presse.lufthansa.com

Swiss International Air Lines Ltd.
Corporate Communications
Phone +41 848 773 773
Fax +41 44 564 2127
communications@swiss.com

Frankfurt/Zurich, 2 September 2005

Reports Monthly Reports

Monthly Report 08/2005

► **Investor Info**

► **Traffic Figures**

Investor Info

Change in capacity utilisation in August 2005 compared with previous year


80
75
70
65
60
55
%
2005
2004
PassengerLF
CargoLF
GroupLF

Demand for passenger services continues to grow strongly

The Lufthansa Group airlines carried more than 4.5 million passengers in August 2005 – 1.5 per cent more than in the same month last year.

Sales rose by 5.2 per cent, well outpacing the 2 per increase in available capacity. This resulted in a passenger load factor of 77.7 per cent, 2.4 percentage points above the prior-year figure. All the traffic regions improved their performance. In the Americas and Asia/Pacific capacity utilisation exceeded the 80 per cent-mark. The Middle East and Africa region, meanwhile, lifted passenger number rate by 7.2 per cent.

Lufthansa Cargo transported 137,000 tonnes of freight and mail last month – representing a year-on-year decline of 3.5 per cent. Capacity was increased by 3.7 per cent, but as sales declined by 5.5 per cent, the cargo load factor slipped 5.9 percentage points to 60.4 per cent. As in previous months in 2005, Cargo clearly succeeded in adjusting its sales and distribution activities in order to stabilise average yields – in line with the measures implemented in the programme "Excellence & Growth". Capacity adjustments are also made.

The Group's overall load factor slipped by 1.7 percentage points to 70 per cent.

Initial steps towards integration of SWISS

After the go-ahead given by the US anti-trust authorities and the EU Commission, the integration of SWISS in the Lufthansa Group began on 20 July. It commenced with the pooling of the frequent flyer programmes and mutual lounge access for each of the two carriers' status customers. The next step is to issue a joint timetable for the winter flight schedules. In the cargo business, Lufthansa Cargo and SWISS Cargo are to develop a joint strategy in the next few months and a common product and services portfolio.

SWISS integration making rapid progress

Following approval from the US antitrust authorities and the EU Commission for Lufthansa's takeover of SWISS, the Lufthansa Group has raised its stake in AirTrust from 11 to 49 per cent. The integration process is running according to plan. The takeover of SWISS will be completed in 2006 at the earliest.

Codesharing from start of the 2005/2006 winter timetable

Effective 30 October, SWISS and Lufthansa's neighbourhood traffic between Switzerland and Germany will be operated on a codeshare basis. The two carriers' schedules will be optimised this winter to create a harmonised, complementary range of services at the airlines' three hubs -- Frankfurt, Munich and Zurich.

Up to date

- Investor Info Septe
  12 October 2005
- 3rd Interim Report:
  10 November 2005
- 53rd Annual Gener
  17 May 2006
- Financial Calendar

Downloads

- Presentations, Fina as PDF-files

Shareholder Serv

Information and ser Shareholders. More

Additional topics

- SWISS
  Information on integ
- 50 Years Lufthansa

Additional inform

- Annual Report 200
- 1st Interim Report J
- Summary of 52nd A Meeting
- Quotes
- Share Developmen
- Dividend

Group Companie

Please select...

Pulkovo Airlines new customer for LHT
Lufthansa Technik (LHT) has signed a five-year agreement with Pulkovo Airlines, one of the largest airlines in Russia and the Commonwealth of Independent States (CIS) to provide Total Technical Support for the carrier's Boeing 737-500 fleet.

Cooperation sealed
In August Lufthansa Systems and Unisys signed a technology partnership agreement to develop the FACE (Future Airline Core Environment) passenger system. The new system encompasses the core functions reservations, inventory and check-in and will be sold to airlines worldwide.

Please Note:
The 3rd Interim Report with the January-September 2005 results will be published on 10 November and will be available in the Internet www.lufthansa-financials.com on that day for downloading from 8.30 hours (CET).

The next Investor Info with the traffic figures for September 2005 will be published on 12 October 2005.
For more information about our news items please visit our website at www.lufthansa-financials.com.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

09 September 2005

Traffic Figures

Lufthansa Passenger Business Group*	**August 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1.000	4,579	+ 1.5	33,977	+ 0.5
Available seat-kilometres (mio)	13,108	+ 2.0	96,422	+ 2.6
Revenue pax-kilometres (mio)	10,184	+ 5.2	72,710	+ 4.8
Passenger load factor (per cent)	77.7	+ 2.4P.	75.4	+ 1.5P.
Number of Flights	52,281	-1.1	413,476	+ 0.2

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**August 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Cargo/mail in 1.000 tonnes	137	- 3.5	1,132	+ 0.2
Available Cargo tonne-km (mio)	1,019	+ 3.7	7,992	+ 3.3
Revenue Cargo tonne-km (mio)	616	- 5.5	5,113	- 0.1
Cargo load-factor (%)	60.4	- 5.9P.	64.0	- 2.2P.
Number of Flights	2,517	+ 23.1	19,799	+ 24.3

Lufthansa Group	**August 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Available tonne-kilometres (mio)	2,346	+ 3.3	17,662	+ 3.2
Revenue tonne-kilometres (mio)	1,642	+ 0.9	12,439	+ 2.7
Overall load factor (per cent)	70.0	- 1.7P.	70.4	- 0.3P.
Number of Flights	54,798	- 0.2	433,275	+ 1.1

Europe (incl. Germany)	**August 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	3,457	+ 1.2	26,061	- 0.5
Available seat-kilometers (mio)	3,772	+ 2.1	28,060	+ 0.5
Revenue pax-kilometers (mio)	2,532	+ 3.9	18,148	+ 1.9
Passenger load-factor (%)	67.1	+ 1.2P.	64.7	+ 0.9P.
Cargo/mail in 1,000 tonnes	57	- 3.6	477	- 2.5
Available Cargo tonne-km (mio)	110	- 8.4	820	- 7.5
Revenue Cargo tonne-km (mio)	41	- 2.9	343	- 0.6

America (North & South)	August 2005	yoy %	cumulative 2005	yoy %
Passengers in 1,000	602	+ 1.5	4,094	+ 1.4
Available seat-kilometers (mio)	5,154	+ 0.7	36,160	+ 0.8
Revenue pax-kilometers (mio)	4,298	+ 5.2	29,405	+ 3.5
Passenger load-factor (%)	83.4	+ 3.6P.	81.3	+ 2.0P.
Cargo/mail in 1,000 tonnes	39	+ 1.8	310	+ 8.1
Available Cargo tonne-km (mio)	413	+ 11.7	3,090	+ 9.9
Revenue Cargo tonne-km (mio)	251	+ 3.4	2,013	+ 5.4
Cargo load-factor (%)	60.7	- 4.9P.	65.1	- 2.7P.

Asia/Pacific	August 2005	yoy %	cumulative 2005	yoy %
Passengers in 1,000	332	+ 1.8	2,527	+ 7.7
Available seat-kilometers (mio)	3,224	+ 2.7	24,657	+ 6.8
Revenue pax-kilometers (mio)	2,603	+ 4.6	19,613	+ 8.8
Passenger load-factor (%)	80.7	+ 1.4P.	79.5	+ 1.4P.
Cargo/mail in 1,000 tonnes	33	- 9.7	274	- 3.7
Available Cargo tonne-km (mio)	414	- 1.5	3,436	- 0.7
Revenue Cargo tonne-km (mio)	282	- 13.2	2,386	- 5.0
Cargo load-factor (%)	68.0	- 9.1P.	69.4	- 3.2P.

Middle East & Africa	August 2005	yoy %	cumulative 2005	yoy %
Passengers in 1,000	183	+ 7.2	1,277	+ 4.8
Available seat-kilometers (mio)	954	+ 6.0	7,489	+ 6.4
Revenue pax-kilometers (mio)	749	+ 11.3	5,507	+ 7.7
Passenger load-factor (%)	78.5	+ 3.8P.	73.5	+ 0.9P.
Cargo/mail in 1,000 tonnes	8	- 0.9	71	+ 1.9
Available Cargo tonne-km (mio)	82	+ 12.9	645	+ 11.5
Revenue Cargo tonne-km (mio)	42	- 0.8	372	+ 5.2
Cargo load-factor (%)	51.6	- 7.1P.	57.7	- 3.4P.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

09 September 2005

top

25 August 2005

Lufthansa

Lufthansa and SWISS: A broader range of services and new customer benefits with the coming winter schedules

More destinations, denser frequencies and better connections: the collaboration between Lufthansa and SWISS continues to make good progress, and will now offer customers many further benefits with the new winter schedules. All services between Switzerland and Germany will be operated as codeshare flights from the start of the new schedules on October 30. The partners are also harmonising their timetables to provide a coordinated and complementary range of services at their three hubs of Zurich, Frankfurt and Munich.

SWISS's integration into the Lufthansa Group continues to make good progress - as can be seen, among other things, by the many innovations in the new 2005/06 winter schedules that will offer passengers of both airlines an expanded air travel product and further customer benefits. Those benefits include more destinations, better and coordinated connections, interlinked frequent flyer programmes and enhanced lounge access arrangements.

Coordinated services between Switzerland and Germany in the new winter schedules
Lufthansa and SWISS are harmonising their services between Switzerland and Germany in their 2005/06 winter schedules effective October 30. All Lufthansa and all SWISS flights between the two countries will be operated as codeshares, and the partners' timetables will be closely coordinated: instead of competing against each other with almost simultaneous departures (as was often the case in the past), the partners have realigned their schedules to offer a denser frequency of services spread throughout the day. For customers, the new approach means more frequencies, additional destinations and better connections (through coordinated timetables) at the three hubs of Zurich, Frankfurt and Munich. SWISS will offer 69 destinations in 41 countries in its winter schedules, while Lufthansa offers service to 181 destinations in 76 countries. Customers will now have a choice of 563 flights a week between Switzerland and Germany in the new timetable period.

"Our joint approach to our services between Switzerland and Germany marks another milestone in the still-young partnership between our two carriers," says Christoph Franz, President and Chief Executive Officer of SWISS. "And we are delighted at the genuine added value that it will provide for our passengers."

"These enhancements for our customers confirm that, as they continue to develop their partnership, Lufthansa and SWISS are on the right track," adds Thierry Antinori, Executive Vice President Marketing & Sales, Lufthansa German Airlines. "We are making good and rapid progress, and are offering a wide range of new opportunities to all our passengers. The network is growing, and our customers are feeling all the many benefits of better flight connections and an expanded service product."

Once the corresponding traffic rights issues have been clarified, Lufthansa and SWISS aim to extend their codeshare operations to selected intercontinental routes.

A joint presence under a single roof
In a further collaborative innovation from the start of the winter schedules, all the partners' check-in desks and departure gates at their three hubs of Zurich, Frankfurt and Munich will be accommodated with the home carrier. In Zurich, Lufthansa (and Austrian Airlines) passengers will be served at Check-in 1 and Check-in 3, and the aircraft of these SWISS partner carriers will use Pier A wherever possible. In Frankfurt, SWISS will be accommodated in Terminal 1; and in Munich SWISS will use Terminal 2.

The new handling arrangements offer customers a host of tangible benefits. The shorter journeys between gates permit quicker transfers and thus better connections. And the use of joint desks will make the entire check-in process faster and smoother for SWISS customers in Germany and for Lufthansa customers in Switzerland (in Zurich, Geneva and Basel). SWISS's integration into the Lufthansa Group will also be underlined to customers by a joint visual appearance at the partners' three hubs. Operations at further airports in Switzerland and Germany should be similarly harmonised between now and next year's summer schedules.

Extended lounge access
Elite-level Lufthansa and SWISS customers already enjoy the use of both partners' lounges. With the coming winter schedules, this facility will be extended to all Business Class customers.

Up to date
- Investor Info Septe
  12 October 2005
- 3rd Interim Report:
  10 November 2005
- 53rd Annual Gener
  17 May 2006
- Financial Calendar

Downloads
- Presentations, Fina as PDF-files

Shareholder Serv
Information and ser Shareholders. More

Additional topics
- SWISS
  Information on inte
- 50 Years Lufthansa

Additional inform
- Annual Report 2004
- 1st Interim Report January-March 2005
- Summary of 52nd Annual General Meeting
- Quotes

Group Companie
Please select...

Swiss TravelClub Silver members and Miles & More Frequent Travellers.

Frequent flyer programmes more attractive than ever
Members of the Swiss TravelClub and Lufthansa Miles & More frequent flyer programmes have been able to collect and spend miles on both partners' networks since July 20. Swiss TravelClub members earn Club Miles on all scheduled services operated by Lufthansa, and can redeem their miles for Lufthansa Free Tickets; and Miles & More members earn award miles and status miles on all SWISS-operated flights, and can book flight awards on SWISS. The features of the two frequent flyer programmes will be further interlinked in association with SWISS's planned membership of Star Alliance in 2006.

Full details of the partnership between Lufthansa and SWISS and its many customer benefits are also available online at www.lufthansa.com or www.swiss.com.

For further questions please contact:

Deutsche Lufthansa AG
Corporate Communications
Phone + 49 69 696 – 92853
Fax + 49 69 696 – 95428
http://presse.lufthansa.com

Swiss International Air Lines Ltd.
Corporate Communications
Phone +41 848 773 773
Fax +41 44 564 2127
communications@swiss.com

Frankfurt/Zurich, 25 August 2005

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